EXHIBIT 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Navistar Financial Corporation (the "Corporation"), subsidiary of International Truck and Engine Corporation, on Form 10-Q for the period ended January 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Phyllis E. Cochran, Principal Executive Officer of the Corporation, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Corporation.

/s/ Phyllis E. Cochran
Phyllis E. Cochran
Principal Executive Officer
March 14, 2003

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Corporation for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

EXHIBIT 99.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Quarterly Report of Navistar Financial Corporation (the "Corporation"), subsidiary of International Truck and Engine Corporation, on Form 10-Q for the period ended January 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Andrew J. Cederoth, Principal Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Corporation.

/s/ Andrew J. Cederoth
Andrew J. Cederoth
Principal Financial Officer
March 14, 2003

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Corporation for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.